Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

December 8, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 105

File Nos. 333-207237 and 811-22581

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 105 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 1 p.m. Eastern time on December 15, 2015, or as soon thereafter as possible.

Very truly yours,

Incapital Unit Trust, Series 105

By: Incapital LLC

By: /s/ Thomas Belka
Thomas Belka
Executive Director